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July 14, 2008

Ms. Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, D.C. 20549-7010

Re:	Advance Nanotech, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 3, 2008
File No. 333-148780

Dear Ms. Fisher:

On behalf of Advance Nanotech, Inc., a Delaware corporation (the “Registrant”), we enclose the responses of the Registrant to the comments received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission by letter dated April 16, 2008, with respect to the Registrant’s Amendment No. 1 to Registration Statement on Form S-3 filed April 3, 2008 (File No. 333-148780). For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson
Scott L. Olson

cc:	Thomas Finn
Richard Kronthal

Austin   Beijing   Dallas   Houston   London   Los Angeles   New York   The Woodlands   Washington, DC

Advance Nanotech, Inc.
Amendment No. 1 to Registration Statement on Form S-3
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated April 16, 2008

General

1.
We note your response to prior comment 1 and form eligibility. Please note that Form S-3 General Instruction I.B.4(a)(3) applies to registration statements filed to register securities to be issued upon conversion to existing holders of the convertible securities. By contrast, your filing appears to be registering shares for resale by selling stockholders after they convert their notes and/or exercise their warrants. You are ineligible to register a selling shareholder offering on Form S-3 because the registrant’s securities are not listed and registered on a national securities exchange or quoted on the automated quotation system of a national securities association.

Response: We have refiled the registration statement on Form S-1 (in connection with the Staff’s guidance about converting a Form SB-2—on which this registration statement was originally filed—to another registration statement form).

2.
In view of the facts that (1) you are seeking to register more than 100% of the total number of outstanding shares currently held by non-affiliates and (2) a significant number of those shares are held by selling shareholders who are broker dealers (Ingalls & Snyder LLC and Paragon Capital LP) and major shareholders, assuming full exercise and conversion (Michael Hildesley, LC Capital Master Fund, Ltd. and BEME Capital Limited), we cannot conclude that an offering of this magnitude constitutes a secondary transaction that can be made on a shelf basis under Rule 415(a)(1)(i). Also, we note that the registrant is not eligible to conduct a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x) because it is not eligible to use Form S-3. In view of these factors, you should withdraw this registration statement and file a Form S-1 to register each “resale” offering at the time of each conversion when the selling shareholders have actually acquired the shares. Because each of those offerings will be a primary offering, you should identify the selling shareholders as underwriters in the registration statement and include the fixed price at which they will sell the securities for the duration of the offering.

1

Advance Nanotech, Inc.
Amendment No. 1 to Registration Statement on Form S-3
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated April 16, 2008

Response: We have refiled the registration statement on Form S-1 and are registering for resale only 30% of the outstanding securities held by non-affiliates, which we understand in oral conversations with the Staff to be a permissible number of shares (based on a percentage of the shares outstanding) that can be registered on a shelf. As of July 7, 2008, the Company had 36,667,686 shares of common stock outstanding, of which non-affiliates held 228,760 shares. Accordingly, we are registering 10,913,678 shares of common stock on the Form S-1. In addition, we have removed the two broker-dealers as selling stockholders in response to your comment. Accordingly, we respectfully submit that the shares of common stock included in the Form S-1 are eligible to be registered on a shelf basis under Rule 415.

Selling Stockholders, page 14

3.
We note that you provided information in Annex A, B, C, and D in response to prior comments 4, 5, 6 and 7; however, you did not submit the annexes as correspondence on the EDGAR system. Please submit Annex A through D on EDGAR as correspondence or, in the alternative, expand the disclosure to include and explain them.

Response: In response to this comment, we have filed via EDGAR with this response letter the information in Annexes A, B, C and D provided in response to our prior comments.

Exhibit 5.1

4.
Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Also, please submit this written confirmation as correspondence on the EDGAR system.

Response: We have refiled Exhibit 5.1 with the Form S-1, which specifically states that the limitation to “Delaware General Corporation Law” includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing.

5.
Given the statement in the penultimate paragraph that the opinion speaks as of the date of the opinion, please file an opinion prior to effectiveness that is dated as of the date that the registration statement becomes effective.

Response: We have refiled Exhibit 5.1 with the Form S-1, which removes the clause about the opinion speaking as of the date of the opinion.

2

Annex A

	[A]	[B] = [A x 8% / 12]	[C] = [A x 1%]	[D] = [(B + C) x 12]	[E] = [(B x 36) + (C x 12)]	[F] = [A - E]
				Maximum payments to	Maximum payments
		Interest Payments	Liquidated Damages	selling stockholders	to selling stockholders
		per month	per month for	12 months following	during 36-month term
Selling Stockholder	Gross Proceeds	of Conv Note	late registraton	sale of notes	of the notes	Net Proceeds
Chestnut Ridge Partners, LP	$300,000	$2,000	$3,000	$60,000	$108,000	$192,000
David W. Raisbeck	$125,000	$833	$1,250	$25,000	$45,000	$80,000
MHJ Holdings Co.	$100,000	$667	$1,000	$20,000	$36,000	$64,000
Ingalls & Snyder LLC	$250,000	$1,667	$2,500	$50,000	$90,000	$160,000
Ingalls & Snyder LLC	$750,000	$5,000	$7,500	$150,000	$270,000	$480,000
Provco Ventures I, LP	$500,000	$3,333	$5,000	$100,000	$180,000	$320,000
Richard Molinsky	$50,000	$333	$500	$10,000	$18,000	$32,000
Michael H. Weiss	$250,000	$1,667	$2,500	$50,000	$90,000	$160,000
Michael E. Hildesley	$600,000	$4,000	$6,000	$120,000	$216,000	$384,000
Iroquois MasterFund Ltd.	$100,000	$667	$1,000	$20,000	$36,000	$64,000
Harborview MasterFund LP	$350,000	$2,333	$3,500	$70,000	$126,000	$224,000
LC Capital Master Fund, Ltd.	$1,000,000	$6,667	$10,000	$200,000	$360,000	$640,000
The Black Diamond Fund, LLLP	$500,000	$3,333	$5,000	$100,000	$180,000	$320,000
Scot Cohen	$100,000	$667	$1,000	$20,000	$36,000	$64,000
Alpha Capital Anstaldt	$500,000	$3,333	$5,000	$100,000	$180,000	$320,000
Mariner Tricadia Credit Strategies Master Fund, Ltd.	$200,000	$1,333	$2,000	$40,000	$72,000	$128,000
Mariner LDC	$50,000	$333	$500	$10,000	$18,000	$32,000
BEME Capital Limited	$600,000	$4,000	$6,000	$120,000	$216,000	$384,000
Paragon Capital LP	$250,000	$1,667	$2,500	$50,000	$90,000	$160,000
Alla Pasternack	$50,000	$333	$500	$10,000	$18,000	$32,000
Leon Frenkel	$50,000	$333	$500	$10,000	$18,000	$32,000
Robert & Rosalyn Brody	$25,000	$167	$250	$5,000	$9,000	$16,000
Totals	$6,700,000	$44,667	$67,000	$1,340,000	$2,412,000	$4,288,000.00
			(See Note 1)		(See Note 2)

Note 1:
Liquidated damages computed as 1% per month of the principal amount of the notes plus the purchase price of the shares underlying the notes (i.e., the difference between the market price and the conversion price). Market price of the common stock of $0.16 as of April 2, 2008 was used for purposes of this computation, which was less than the conversion price of the notes.

Note 2:	Assumes liquidated damages are not paid for more than 12 months.

Annex B

					[A]	[B]	[C] = [A + B]	[D]	[E] = [ A x $0.33]	[F] = [A x $0.31]	[G] = [B x $0.21]	[H] = [E + F + G]	[I] = [C * D]	[J] = [H - I]
	Market Price	$ 0.33	$ 0.31	$ 0.21
	per share	12/19/2007	12/21/2007	2/15/2008					CLOSING 1	CLOSING 2	CLOSING 3
		CLOSING 1	CLOSING 2	CLOSING 3				NOTE	Marke Value of	Marke Value of	Marke Value of	AGGRAGATE		TOTAL POSSIBLE
		12/19/2007	12/21/2007	2/15/2008	CLOSING 1 & 2	CLOSING 3	TOTAL POSSIBLE	CONVERSION	Securities Underlying	Securities Underlying	Securities Underlying	MARKET PRICE	AGGREGATE	DISCOUNT TO THE
Selling Stockholder	Gross Proceeds	NOTES	NOTES	NOTES	SHARES	SHARES	SHARES/NOTES	PRICE (FIXED)	Convertible Notes	Convertible Notes	Convertible Notes	CONV NOTES	CONVERSION PRICE	MARKET PRICE
Chestnut Ridge Partners, LP	$300,000	$177,000		$123,000	708,000	492,000	1,200,000	$0.25	$233,640	$-	$103,320	$336,960	$300,000.00	$36,960.00
David W. Raisbeck	$125,000	$73,750		$51,250	295,000	205,000	500,000	$0.25	$97,350	$-	$43,050	$140,400	$125,000.00	$15,400.00
MHJ Holdings Co.	$100,000	$59,000		$41,000	236,000	164,000	400,000	$0.25	$77,880	$-	$34,440	$112,320	$100,000.00	$12,320.00
Ingalls & Snyder LLC	$250,000	$147,500		$102,500	590,000	410,000	1,000,000	$0.25	$194,700	$-	$86,100	$280,800	$250,000.00	$30,800.00
Ingalls & Snyder LLC	$750,000	$442,500		$307,500	1,770,000	1,230,000	3,000,000	$0.25	$584,100	$-	$258,300	$842,400	$750,000.00	$92,400.00
Provco Ventures I, LP	$500,000	$295,000		$205,000	1,180,000	820,000	2,000,000	$0.25	$389,400	$-	$172,200	$561,600	$500,000.00	$61,600.00
Richard Molinsky	$50,000	$29,500		$20,500	118,000	82,000	200,000	$0.25	$38,940	$-	$17,220	$56,160	$50,000.00	$6,160.00
Michael H. Weiss	$250,000	$147,500		$102,500	590,000	410,000	1,000,000	$0.25	$194,700	$-	$86,100	$280,800	$250,000.00	$30,800.00
Michael E. Hildesley	$600,000	$354,000		$246,000	1,416,000	984,000	2,400,000	$0.25	$467,280	$-	$206,640	$673,920	$600,000.00	$73,920.00
Iroquois MasterFund Ltd.	$100,000	$59,000		$41,000	236,000	164,000	400,000	$0.25	$77,880	$-	$34,440	$112,320	$100,000.00	$12,320.00
Harborview MasterFund LP	$350,000		$206,500	$143,500	826,000	574,000	1,400,000	$0.25	$-	$256,060	$120,540	$376,600	$350,000.00	$26,600.00
LC Capital Master Fund, Ltd.	$1,000,000	$590,000		$410,000	2,360,000	1,640,000	4,000,000	$0.25	$778,800	$-	$344,400	$1,123,200	$1,000,000.00	$123,200.00
The Black Diamond Fund, LLLP	$500,000	$295,000		$205,000	1,180,000	820,000	2,000,000	$0.25	$389,400	$-	$172,200	$561,600	$500,000.00	$61,600.00
Scot Cohen	$100,000	$59,000		$41,000	236,000	164,000	400,000	$0.25	$77,880	$-	$34,440	$112,320	$100,000.00	$12,320.00
Alpha Capital Anstaldt	$500,000	$295,000		$205,000	1,180,000	820,000	2,000,000	$0.25	$389,400	$-	$172,200	$561,600	$500,000.00	$61,600.00
Mariner Tricadia Credit Strategies Master Fund, Ltd.	$200,000	$118,000		$82,000	472,000	328,000	800,000	$0.25	$155,760	$-	$68,880	$224,640	$200,000.00	$24,640.00
Mariner LDC	$50,000	$29,500		$20,500	118,000	82,000	200,000	$0.25	$38,940	$-	$17,220	$56,160	$50,000.00	$6,160.00
BEME Capital Limited	$600,000	$354,000		$246,000	1,416,000	984,000	2,400,000	$0.25	$467,280	$-	$206,640	$673,920	$600,000.00	$73,920.00
Paragon Capital LP	$250,000	$147,500		$102,500	590,000	410,000	1,000,000	$0.25	$194,700	$-	$86,100	$280,800	$250,000.00	$30,800.00
Alla Pasternack	$50,000	$29,500		$20,500	118,000	82,000	200,000	$0.25	$38,940	$-	$17,220	$56,160	$50,000.00	$6,160.00
Leon Frenkel	$50,000	$29,500		$20,500	118,000	82,000	200,000	$0.25	$38,940	$-	$17,220	$56,160	$50,000.00	$6,160.00
Robert & Rosalyn Brody	$25,000	$14,750		$10,250	59,000	41,000	100,000	$0.25	$19,470	$-	$8,610	$28,080	$25,000.00	$3,080.00
TOTALS	$6,700,000	$3,746,500	$206,500	$2,747,000	15,812,000	10,988,000	26,800,000		$4,945,380	$256,060	$2,307,480	$7,508,920	$6,700,000	$808,920
				$6,700,000

Annex C

	[A]	[B]	[C]	[D]	[E] = [A x $0.33]	[F] = [A x $0.31]	[G] = [B x $0.21]	[H] = [E + F + G]	[I] = [C x D]	[J] = [H - I]
					$ 0.33	$ 0.31	$ 0.21	MARKET PRICE
				WARRANT	CLOSING 1	CLOSING 2	CLOSING 3	AGGRAGATE	TOTAL POSSIBLE SHARES	TOTAL POSSIBLE
	CLOSING 1 & 2	CLOSING 3	TOTAL POSSIBLE	EXERCISE	Market Value of Securities	Market Value of Securities	Market Value of Securities	MARKET PRICE	X	DISCOUNT TO THE
Selling Stockholder	WARRANTS	WARRANTS	SHARES	PRICE (FIXED)	Underlying WARRANTS	Underlying WARRANTS	Underlying WARRANTS	WARRANTS	EXERCISE PRICE	MARKET PRICE
Chestnut Ridge Partners, LP	354,000	246,000	600,000	$0.30	$116,820	$-	$51,660	$168,480	$180,000	$(11,520)
David W. Raisbeck	147,500	102,500	250,000	$0.30	$48,675	$-	$21,525	$70,200	$75,000	$(4,800)
MHJ Holdings Co.	118,000	82,000	200,000	$0.30	$38,940	$-	$17,220	$56,160	$60,000	$(3,840)
Ingalls & Snyder LLC	295,000	205,000	500,000	$0.30	$97,350	$-	$43,050	$140,400	$150,000	$(9,600)
Ingalls & Snyder LLC	885,000	615,000	1,500,000	$0.30	$292,050	$-	$129,150	$421,200	$450,000	$(28,800)
Provco Ventures I, LP	590,000	410,000	1,000,000	$0.30	$194,700	$-	$86,100	$280,800	$300,000	$(19,200)
Richard Molinsky	59,000	41,000	100,000	$0.30	$19,470	$-	$8,610	$28,080	$30,000	$(1,920)
Michael H. Weiss	295,000	205,000	500,000	$0.30	$97,350	$-	$43,050	$140,400	$150,000	$(9,600)
Michael E. Hildesley	708,000	492,000	1,200,000	$0.30	$233,640	$-	$103,320	$336,960	$360,000	$(23,040)
Iroquois MasterFund Ltd.	118,000	82,000	200,000	$0.30	$38,940	$-	$17,220	$56,160	$60,000	$(3,840)
Harborview MasterFund LP	413,000	287,000	700,000	$0.30		$128,030	$60,270	$188,300	$210,000	$(21,700)
LC Capital Master Fund, Ltd.	1,180,000	820,000	2,000,000	$0.30	$389,400	$-	$172,200	$561,600	$600,000	$(38,400)
The Black Diamond Fund, LLLP	590,000	410,000	1,000,000	$0.30	$194,700	$-	$86,100	$280,800	$300,000	$(19,200)
Scot Cohen	118,000	82,000	200,000	$0.30	$38,940	$-	$17,220	$56,160	$60,000	$(3,840)
Alpha Capital Anstaldt	590,000	410,000	1,000,000	$0.30	$194,700	$-	$86,100	$280,800	$300,000	$(19,200)
Mariner Tricadia Credit Strategies Master Fund, Ltd.	236,000	164,000	400,000	$0.30	$77,880	$-	$34,440	$112,320	$120,000	$(7,680)
Mariner LDC	59,000	41,000	100,000	$0.30	$19,470	$-	$8,610	$28,080	$30,000	$(1,920)
BEME Capital Limited	708,000	492,000	1,200,000	$0.30	$233,640	$-	$103,320	$336,960	$360,000	$(23,040)
Paragon Capital LP	295,000	205,000	500,000	$0.30	$97,350	$-	$43,050	$140,400	$150,000	$(9,600)
Alla Pasternack	59,000	41,000	100,000	$0.30	$19,470	$-	$8,610	$28,080	$30,000	$(1,920)
Leon Frenkel	59,000	41,000	100,000	$0.30	$19,470	$-	$8,610	$28,080	$30,000	$(1,920)
Robert & Rosalyn Brody	29,500	20,500	50,000	$0.30	$9,735	$-	$4,305	$14,040	$15,000	$(960)
TOTALS	7,906,000	5,494,000	13,400,000		$2,472,690	$128,030	$1,153,740	$3,754,460	$4,020,000	$(265,540)

Annex D

	[A]	[B] = [Annex A column E]	[C] = [A - B]	[D] = [Annex B column J]	[E] = [Annex C column J]	[F] = [D + E]
		Maximum payments to
		selling stockholders		Total Possible	Total Possible	Total
		during 36-month term		Discount of Notes	Disccount of Warrants	Possible
Selling Stockholder	Gross Proceeds	of the notes	Net Proceeds	to Market Price	to Market Price	Profit
Chestnut Ridge Partners, LP	$300,000	$108,000	$192,000	$36,960	$(11,520)	$25,440
David W. Raisbeck	$125,000	$45,000	$80,000	$15,400	$(4,800)	$10,600
MHJ Holdings Co.	$100,000	$36,000	$64,000	$12,320	$(3,840)	$8,480
Ingalls & Snyder LLC	$250,000	$90,000	$160,000	$30,800	$(9,600)	$21,200
Ingalls & Snyder LLC	$750,000	$270,000	$480,000	$92,400	$(28,800)	$63,600
Provco Ventures I, LP	$500,000	$180,000	$320,000	$61,600	$(19,200)	$42,400
Richard Molinsky	$50,000	$18,000	$32,000	$6,160	$(1,920)	$4,240
Michael H. Weiss	$250,000	$90,000	$160,000	$30,800	$(9,600)	$21,200
Michael E. Hildesley	$600,000	$216,000	$384,000	$73,920	$(23,040)	$50,880
Iroquois MasterFund Ltd.	$100,000	$36,000	$64,000	$12,320	$(3,840)	$8,480
Harborview MasterFund LP	$350,000	$126,000	$224,000	$26,600	$(21,700)	$4,900
LC Capital Master Fund, Ltd.	$1,000,000	$360,000	$640,000	$123,200	$(38,400)	$84,800
The Black Diamond Fund, LLLP	$500,000	$180,000	$320,000	$61,600	$(19,200)	$42,400
Scot Cohen	$100,000	$36,000	$64,000	$12,320	$(3,840)	$8,480
Alpha Capital Anstaldt	$500,000	$180,000	$320,000	$61,600	$(19,200)	$42,400
Mariner Tricadia Credit Strategies Master Fund, Ltd.	$200,000	$72,000	$128,000	$24,640	$(7,680)	$16,960
Mariner LDC	$50,000	$18,000	$32,000	$6,160	$(1,920)	$4,240
BEME Capital Limited	$600,000	$216,000	$384,000	$73,920	$(23,040)	$50,880
Paragon Capital LP	$250,000	$90,000	$160,000	$30,800	$(9,600)	$21,200
Alla Pasternack	$50,000	$18,000	$32,000	$6,160	$(1,920)	$4,240
Leon Frenkel	$50,000	$18,000	$32,000	$6,160	$(1,920)	$4,240
Robert & Rosalyn Brody	$25,000	$9,000	$16,000	$3,080	$(960)	$2,120
TOTALS	$6,700,000	$2,412,000	$4,288,000	$808,920	$(265,540)	$543,380
		(See Note 1)

Note 1: For purposes of this computation, we have assumed the liquidated damages would be paid for no more than 12 months.

Percentage [(B + D) / C]	75%	25%